UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT

SEMIANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the Semiannual Period Ended June 30, 2025

ALMCO PLUMBING INC.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-12195

California	36-4915179
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

4838 Ronson Ct, Unit D San Diego, CA 92111 (Address of principal executive offices)	858-209-7214 Registrant’s telephone number, including area code

 Website: https://almcoplumbing.com

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion in conjunction with our consolidated financial statements and the related notes. This discussion may contain forward-looking statements that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors.

Revenue

Revenue for the six months ended June 30, 2025 and 2024 was $1,521,076 and $1,424,583 respectively.

  Our revenue increased because we optimize our daily routing (fasten accepting calls and transfer it to our daily field plumbers, expanded the region of our clients, used benefits from advertising. Also, we received more referral and more orders from other businesses, such as restaurants, stores, hotels which in general generate a higher billing due to nature of services required.

Gross Profit

Gross profit for the six months ended June 30, 2025 and 2024 was $740,265 and $547,140 respectively. Our Gross profit increased because our revenue increased and we also lower our Other Cost of Sales from $506,020 to $290,256 and our Gross Profit also was increased from $547,140 to $740,265.

General and Administrative Expense

General and administrative expense for the six months ended June 30, 2025 and 2024 were $429,190 and $424,152 respectively. We opened a new office facility and increased our inventory, parts and material supplies. Also, our office rent, Auto, Insurance, Legal & Professional Service, Software, SaaS & Hosting were increased.

Net Income

We generated net profit during the six months ended June 30, 2025 $53,494 and had loss $(31,508) during the six months ended June 30,2024. The increase was due primarily to an increase our revenue and as a consequence our gross profit also went up from $547,140 for the six months ended June 30, 2024 to $740,265 for six months ended June 30, 2025

   Liquidity and Capital Resources

 The consolidated financial statements included in this Offering Circular have been prepared assuming that the Company will continue as a going concern. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result should the Company be unable to continue as a going concern.

Liquidity is difference between current assets and current liabilities – it reflects our ability to meet current obligations as they become due.

Our Total Current Assets as of June 30,2025 were $425,958 and

Our Total Current Liabilities as of June 30,2025 were $98,636

Based of the above we are the company with liquidity in the positive range.

Capital resources is our ability to grow the business with the financial and other resources that we have on hand. During the most recent six months covered by this report, our office and service personnel, infrastructure, service fleet, parts and supplies on hand and other resources are adequate to service our current volume of work. In the event our volume of work continues to increase, as it has over during the most recent six months covered by this report, we would expect to increase our service personnel, service fleet, parts and supplies on hand as necessary to adequately service new customers.

Since our inception, the Company has financed its operations internally. The Company is dependent upon raising additional capital or seeking additional equity financing to fund for develop a new operating plan. Failure to obtain sufficient equity financing could adversely affect our ability to achieve its business objectives and develop by scaling the business. Further, you have no assurance as to the availability or terms upon which the required financing and capital might be available.

Item 2. Other Information

We have filed an offering statement on Form 1-A under the Securities Act with the U.S. Securities and Exchange Commission March 24, 2023. This offering circular does not include all of the information contained in the offering statement. You should refer to the offering statement and our exhibits for additional information. Whenever we make reference in this offering circular to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the offering statement for copies of the actual contract, agreement or other document. When we complete this offering, we will also be required to file certain reports and other information with the SEC for a period of time and may continue to voluntarily file such reports.

Trademark

We have registered our Trademark Almco Plumbing with the United States Patent and Trademark Office (USPTO) and confirmation about it was published at Trademark official Gazete Novemer 14, 2023. Our United States trademark registration number is 7293734.

https://tmog.uspto.gov/#/issueDate=2023-11-14&serialNumber=97737737

 You can read our SEC filings, including the offering statement of which this offering circular is a part, and exhibits, over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at our Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room.

Item 3. Financial Statements

ALMCO PLUMBING INC.

Condensed Financial Statements

for the six months ended June 30, 2025 and 2024

ALMCO PLUMBING INC.
BALANCE SHEET
JUNE 30, 2025 AND DECEMBER 31,2024

	June 30, 2025	December 31, 2024
ASSETS
Current Assets:
Cash & Cash equivalents	$237,605	$255,448
Accounts Receivable	$183,852	$176,239
Other Current Assets	$4,500	$60,720
Total Current Assets	$425,958	$492,408
Fixed Assets
Intangible Fixed Assets	$71,079	$1,879
Tangible Fixed Assets	$921,363	$869,151
Accumulated Depreciation	$(440,816)	$(440,816)
Total Fixed Assets	$551,626	$430,184
TOTAL ASSETS	$977,583	$922,592

LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES
Current Liabilities:
Accounts Payable	$22,184	$(214)
Credit Cards	$17,958	$(18,356)
Other Current Liabilities	$58,494	$73,274
Total Current Liabilities	$98,636	$54,704
Long-Term Liabilities
Loans for vehicles	$136,578	$179,013
Total Long-Term Liabilities	$136,578	$179,013
Total Liabilities	$235,214	$233,717
STOCKHOLDERS' EQUITY	$742,369	$688,875
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$977,583	$922,592

ALMCO PLUMBING INC.
STATEMENTS OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND JUNE 30, 2024

	For the six months ended June 30, 2025	For the six months ended June 30, 2024
Revenues
Gross Revenues	$1,521,076	$1,429,583
Cost of Sales
Field tech Salaries	411,609	303,565
Field tech salary taxes	43,056	23,140
Vehicle expenses	35,890	49,717
Other Cost of Sales	290,256	506,020
Total Cost of Sales	780,811	882,443
Gross Profit	$740,265	$547,140
Operational Expenses
General Administrative Expenses
Salaries and Wages	$147,896	$144,733
Salary Taxes	13,533	18,664
Other General Administrative expenses	267,761	260,755
Total General Administrative Expenses	429,190	424,152
Sales and Marketing Expenses	182,969	123,599
Bad Debts Expenses	64,379	—
Total Operational Expenses	676,538	547,752
Net Operating Income	63,728	(612)
Other Income & Expenses
Other Income	—	—
Other Expenses	10,234	30,896
Net Other Income	63,728	(30,896)
Net Income (loss)	$53,494	$(31,508)

ALMCO PLUMBING INC.
STATEMENTS OF STOCKHOLDERS' EQUITY (UNAUDITED)
FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Common Stock		Additional Paid-in		Accumulated	Total Stockholders'
	Shares	Per Value	Capital	Investments	Gain/Deficit	Equity
Balance, December 31, 2024	32,000,000	$220	$254,485	$10,286	$423,884	$688,875

Rendered for future project	1,000,000	—	—	—	—	—

Net profit (loss)	—	—	—	—	53,494	53,494

Balance, June 30, 2025	33,000,000	$220	$254,485	$10,286	$477,378	$742,369

ALMCO PLUMBING INC.
STATEMENTS OF STOCKHOLDERS' EQUITY (UNAUDITED)
FOR THE SIX MONTHS ENDED JUNE 30, 2024

	Common Stock		Additional Paid-in		Accumulated	Total Stockholders'
	Shares	Per Value	Capital	Investments	Gain/Deficit	Equity
Balance, December 31, 2023	35,219,705	$220	$254,485	$—	$340,240	$594,945

Owner's expenses	—	—	—	—	(375)	(375)

Net profit (loss)	—	—	—	—	(31,508)	(31,508)

Balance, June 30, 2024	35,219,705	$220	$254,485	$—	$308,732	$563,062

ALMCO PLUMBING INC.
STATEMENT OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND JUNE 30,2024

	For the six months ended	For the six months ended
	June 30, 2025	June 30, 2024

CASH FLOWS FROM OPERATING ACTIVITIES
Net Income	$53,494	$(31,508)
Adjustments to reconcile Net Income to Net Cash provided by operations:	$—	$—
Accounts Receivable	$183,852	$158,412
Other Current Assets	$4,500	$30,896
Accounts Payable (A/P)	—	—
Credit Cards	$(219,195)	$(86,733)
Other Current Liabilities	$58,494	$142,102
Total Adjustments to reconcile Net Income to Net Cash provided by operations	$27,651	$244,678
NET CASH PROVIDED BY OPERATING ACTIVITIES	$81,145	$213,170

CASH FLOWS FROM INVESTING ACTIVITIES
Intangible Fixed Assets	$(69,230)	$—
Tangible Fixed Assets	$(52,211)	$(234,209
Net cash provided by investing activities	$(121,441)	$(234,209)
CASH FLOWS FROM FINANCING ACTIVITIES
Loans for vehicles	$(42,435)	$(31,611)
Common Stock	53,865	—
Owner's Pay & Personal Expenses	—	(375)
Net cash provided by financing activities	$11,430	$(31,986
Net cash increase (Decrease) for period	$(28,866)	$(53,025
Cash at beginning of period	$266,472	$232,419
Cash at end of period	$237,605	$179,394

ALMCO PLUMBING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2025

And THE SIX MONTHS ENDED JUNE 30, 2024

NOTE 1 — Description of Business

ALMCO PLUMBING INC. (the “Company”), a California corporation formed on March 20, 2018. The Company is engaged in the plumbing business in San Diego aria.

Plumbing services is our main activity service, which represent mostly of revenue, are primarily the installation of systems that convey domestic water throughout a building, systems that transport sanitary waste out of a building to a sewer connection, and systems that supply natural gas to various equipment or appliances such as heaters, boilers, ovens and stoves. A domestic water system typically includes separate piping for hot and cold water, as well as a number of fixtures such as sinks, bathtubs and showers. Plumbing contracting projects begin with project design and engineering in which the location, configuration and specifications for the plumbing systems to be installed are determined. Whether the design is provided by the customer, or produced by the Company, the type, size and design of piping, fittings, valves, fixtures and other equipment is typically entered into our computer systems which handle estimation, materials ordering and job scheduling functions. Substantially all of the equipment and component parts the Company installs are purchased from third-party wholesale suppliers or directly from the manufacturers and resold to the customer as part of the contracted installation. Orders and deliveries are coordinated to match the project schedule. Whenever possible, a significant portion of the plumbing and piping assembly is prefabricated at the Company’s facilities in order to reduce on-site installation time, increase quality control and reduce material costs and service time.

We have growing operating revenues. Recorded revenues were generated from customers’ payments. We generate revenue from single family residential, multifamily residential and commercial customers, respectively. These operating segments offer similar products and services with differing complexities to distinct customer groups.

The single-family residential market includes housing projects, small condominium projects, and town house development. The multifamily residential market includes apartment projects and condominiums. For family and multifamily residential customers, we provide plumbing, maintenance and repair services.

Our commercial segment is focused on obtaining plumbing and mechanical contracts with higher margins. We provide plumbing, mechanical contracting services, maintenance and repair to commercial customers. The commercial market includes retail establishments, office buildings, hotels, manufacturing plants and other industrial complexes.

In the heart of San Diego, CA, Almco Plumbing is proud to introduce its state-of-the-art hydro jetting services. Whether it’s a stubborn blockage or regular maintenance to keep your pipes in optimal condition, our hydro jetting solutions cater to all your drainage needs. We believe in offering the best and the most effective solutions to our clients. Over the years, we have witnessed firsthand the incredible power and precision of hydro jetting technology. Unlike traditional methods, hydro jetting provides a robust, environmentally friendly, and efficient way of cleaning and unclogging pipes and drains. Hydro-jetting is a procedure for cleaning the inner walls of pipes from blockages, growths, minerals, debris, and tree roots. To do this, the plumber uses a targeted high-pressure water jet. The pressure is adjustable from 4,000 to 60,000 psi. The procedure is non-invasive, meaning that there is no need to dig to clean the pipes. Hydro-jetting will improve the passage of water through pipes, help to avoid stagnant water, and protect you from leaks and pipe ruptures.

We provide Epoxy pipe lining service. Sewer line repair with epoxy lining can be easy as long as you have a professional plumber with trenchless sewer repair experience in San Diego, CA. For this, you can trust us. With 6+ years of experience, we can repair water and sewer pipes without digging up your yard using spray pipe lining, a trenchless sewer repair method. This means the sewer line issues can be repaired within several days and often without noise and interfering with your water supply. So far, we can assist you in getting your sewer line system back and working smoothly.

Pipe diagnostics with camera inspection.

We use a HD camera to localize leaks, find blockages and comprehensively evaluate pipes. Based on the video inspection, we select pipe repair methods and estimate the scope of work.

Industrial plumbing.

We carry out drain and sewer line repairs, water heater installation and repair, plumbing installation services, and pipe upgrades for business.

Over the past six years, we have built a robust professional team to develop and grow our plumbing business.

Our Service Philosophy is as follows: Our plumbers treat your home with respect and consideration. We use our own mats to wipe our feet and wear shoe covers before entering your home. We offer a fair assessment of your plumbing situation, along with a clear, upfront cost estimate. Our pricing is flat-rate, so you don't need to worry about costs increasing as the job progresses.

We generate revenue from single family residential, multifamily residential and commercial customers, respectively. These operating segments offer similar products and services with differing complexities to distinct customer groups and have different competitors.

The single-family residential market includes housing projects, small condominium projects, and town house development. The multifamily residential market includes apartment projects and condominiums. For family and multifamily residential customers, we provide plumbing, maintenance and repair services.

Our commercial segment is focused on obtaining plumbing and mechanical contracts with higher margins. We provide plumbing, mechanical contracting services, maintenance and repair to commercial customers. The commercial market includes retail establishments, office buildings, hotels, manufacturing plants and other industrial complexes. Quiet water leaks, pipe breaks, poor water flow, sewer clogs can all cause closures and significant losses. To prevent or quickly fix this, you need a commercial plumber from Almco Plumbing. We maintain office and school buildings, businesses, shopping centers, hospitals, restaurants, multi-story residential buildings. We have years of experience in servicing complex sewage systems into industrial buildings. We are engaged in:  preventive inspection of plumbing in order to prevent serious breakdowns and closure of the premises; diagnostics and search for causes of problems with plumbing that have already happened; prompt repair of damaged pipes, leaking toilets, elimination of blockages in pipes and blocks in the sewer system.

Our Customers Benefit From

•	Top-Quality Services: From simple repairs to advanced trenchless pipe replacements, we deliver solutions designed to stand the test of time.
•	Skilled Professionals: Our licensed and experienced plumbers handle all types of plumbing jobs with unmatched expertise.
•	Advanced Technologies: Utilizing the latest tools and techniques, we ensure efficient and long-lasting results.
•	Transparent Pricing: We provide fair, upfront pricing with no hidden fees.

We are BBB A+ rating.

Our Dun & Bradstreet PAYDAX score 80.

Virtually all construction and renovation in the United States generates demand for plumbing and mechanical contracting services. The around decade consecutive year of expansion for the construction industry, lower interest rates enhanced the growth of the single-family residential segment, whereas a strong economy contributed to gradual growth in the commercial segment. This trend has contributed to appear of a large number of service companies. Generally, these companies are small, owner-operated, independent contractors who serve customers in a local market, and have limited access to capital for investment in to infrastructure, technology and expansion.

We believe that its customers generally select plumbing companies with a large, trained workforce that are able to meet their location and scheduling requirements, while also providing reliable high-quality service at a reasonable price. We obtain a significant portion of its contracts on negotiated terms through existing customer relationships instead of through competitive bid processes. Because many projects utilize repetitive plans, materials we are able to prefabricate some stuff necessary to complete the project, which ultimately increases productivity, quality and profitability by reducing construction time, labor costs and skill requirements.

We estimate that our cost of materials purchased currently represents approximately 20-25% of our revenue. We purchase copper, steel, PVC and ABS pipe, valves, hangers, fire protection and sprinkler systems, plumbing fixtures, drains, water heaters, boilers, chillers, air handling units and pumps, and other materials from a number of manufacturers. We buy these materials from the Home Depot or through wholesalers and other distributors. We negotiate with our suppliers to receive discounts whenever possible reduce the number of distributors from which it sources materials. We intend to focus on growth in its existing Start-ups markets through expansion of its national account strategy. We plan to continue to evaluate additional markets to assess the potential for future start-ups.

Why Almco Plumbing Stands Out: Fast Response Times: Our team is committed to reaching you as quickly as possible.

Reliable Solution & Durable Results: We assess every situation thoroughly to deliver long-lasting, reliable solutions.

Satisfaction Guaranteed: Your peace of mind is our priority—we won’t rest until your plumbing issue is fully resolved.

Licensing

We hold California Contractor's License C #1045495. Most states require that at least one of our employees be a licensed master plumber, and many jurisdictions regulate the number and level of license holders who must be present on a construction site during the installation of plumbing and mechanical systems.

Open new subsidiary

We have already opened a subsidiary in the Los Angeles area and are planning to establish several more across the greater Los Angeles metropolitan region. This area has experienced significant new construction activity in recent years, and demographic trends indicate continued growth throughout the region.

We are actively advertising our company on Google platform, Yelp, Instagram, Facebook, YouTube channel.

NOTE 2 — Significant Accounting Policies and Recent Accounting Pronouncements

Basis of Presentation

The Company follows United States GAAP (Generally Accepted Accounting Principles) for presentation of financial statements and disclosures. The Balance sheet, Statement of Operations, Statement stockholders’ Equity, Statement of Cash Flow are reported representing our activities operations for the six months 2025 and 2024. The Financial Statements and related disclosures as of June 30, 2025 and June 30, 2024 are unaudited. The Company has adopted December 31 fiscal year end.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. These estimates and assumptions are used in, but not limited to, certain receivables and accounts payable and the provision for uncertain liabilities.

Revenue Recognition

The Company follows ASC 606 2014-09 Revenue from Contracts with Customers. This involves identifying the contract with the customer, identify separate performance obligations, determine the transaction price, allocate the transaction price to the separate performance obligations, and then recognize revenue when (or as) performance obligations are satisfied. The Company considered recognizes its revenue on the accrual basis, which considers revenue to be earned when the services have been performed. We considered gross revenue as a principal. Our revenue includes payments from the costumers for the plumbing business.

Inventories – Inventories are measured at the lower of cost and net realizable value. The cost of inventory is based on the weighted average principle for finished goods and on the standard cost principle for raw materials and work-in-progress for inventories that are manufactured. Cost includes expenditure incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes an appropriate share of production overheads based on normal operating capacity. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated cost of completion and selling expenses.

Cash and Cash Equivalents - All highly liquid investments with original maturities of nine months or less are classified as cash and cash equivalents. The fair value of cash and cash equivalents approximates the amounts shown on the financial statements.

Fair Value of Financial Instruments

ASC 825, 'Disclosures about Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments. ASC 820, “Fair Value Measurements" defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of June 30, 2025 and June 30, 2024.

Income Taxes

The Company is subject to income taxes in the United States. Income tax expense (benefit) is provided for using the asset and liability method of accounting for income taxes in accordance with ASC Topic 740, 'Income Taxes. Under this method, income tax expense is recognized for the amount of: (i) taxes payable or refundable for the current year and (ii) deferred tax consequences of temporary differences resulting from matters that have been recognized in an entity's financial statements or tax returns. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that includes the enactment date. A valuation allowance is provided to reduce the deferred tax assets reported if based on the weight of the available positive and negative evidence, it is more likely than not some portion or all of the deferred tax assets wit not be realized.

ASC Topic 740.10.30 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC Topic 740.10 provides guidance on recognition and measuring tax positions taken or expected to be taken in a tax return that directly or indirectly affect amounts reported in financial statements.

Basic and Diluted Loss Per Share

The Company computes earnings (loss) per share in accordance with ASC 260-10-45 'Earnings per Share, which requires presentation of both basic and diluted earnings per share on the face of the statement of operations. Basic earnings (loss) per share is computed by dividing net earnings (loss) available to common stockholders by the weighted average number of outstanding common shares during the period. Diluted earnings (loss) per share gives effect to all dilutive potential common shares outstanding during the period. Dilutive earnings (loss) per share excludes al potential common shares if their effect is anti-dilutive. The Company has no potential dilutive instruments, and therefore, basic and diluted earnings (loss) per share are equal.

Accounting Standards

Effective for 2019, the Company adopted Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (“Topic 606”). Topic 606 supersedes the revenue requirements in ASC Topic 605, Revenue Recognition. The Company has evaluated the impact of this accounting standard on its Consolidated Financial Statements and concluded that the Company’s business and relations with customers continue to fall within the scope of existing guidance. Servicing fees, labore fees, net income, gains and losses for the services provided remain within the scope of ASC topic 310—Receivables or ASC topic 860—Transfers and Servicing. Consequently, there was no transition adjustment required on the accompanying financial statements for adopting Topic 606.

NOTE 3 — Property and Equipment

Fixed Assets

June 30, 2025
Total Fixed Assets	$551,626

June 30, 2024
Total Fixed Assets	$363,276

NOTE 4 — Concentrations

We have a lot of customers from whom we received the income and we are able to diversify in order to mitigate the risks.

NOTE 5 — Concentration of Credit Risk

The Company maintains cash balances at a Bank of America financial institution. The balance, at any given time, may exceed Federal Deposit Insurance Corporation FDIC insurance limits of $250,000 per institution. The Company's cash balances at June 30, 2025 were within FDIC insured limits.

NOTE 6 — Debt

Vladyslav Khorenko is our CEO. From time to time, he loaned the Company funds for the operational costs. In 2025 and 2024 he wasn’t loaned any amount.

NOTE 7— Shareholders Equity

As of June 30, 2022, the company authorized to issue 0 of common shares. The Company has no stock-based compensation plans for employees and non-employee members of the Board of Directors.

November 1st, 2022, the Company issue resolution about authorized to issue to 75,000,000 of common shares.

At December 31, 2022, the total number of shares of all classes of stock, which the Company shall have authority to issue is 50,000,000, consisting of 32,000,000 common shares or 64% issue to our CEO Vladyslav Khorenko, 3,000,000 common stock or 6% to Genova LLC, and 15,000,000 or 30% we going to sell to the public.

During 6 months period ended June 30, 2024 the Company sold 212,355 common shares to 50 shareholders for the price $1 per share for total amount of $212,355 and continue selling process.

During 6 months period ended June 30, 2025 the Company rendered for future project 1,000,000 common shares.

This shares company issued without assigning additional paid-in capital, as these shares were granted as compensation for future work. In such cases, accounting entries are not required since this is not a cash investment but rather a conditional form of compensation.

Accordingly, we may reflect only $1,000 in the Common Stock column (based on $0.001 per share), and $0 in Additional Paid-in Capital. However, since these shares are related to a future project and the outcome of that project is not yet certain, we believe it is in line with accounting principles to defer recognizing even the $1,000 par value until the services are rendered and the related conditions are satisfied.

As of June 30, 2025, the company authorized and issue 33,000,000 of common shares. 28,780,295 restricted shares and 4,219,705 non-restricted shares.

The Company has no stock-based compensation plans for employees and non-employee members of the Board of Directors.

NOTE 8 — Commitments and Contingencies

The Company has no commitments or contingencies.

NOTE 9 — Contractual Arrangements

The Company has no long terms ongoing contractual arrangements with our customers.

NOTE 10 — Subsequent Events and climate-related events impacts to financial statement

The rule would require company to disclose, in a footnote to the financial statements, the financial statement impacts of (i) climate-related events, including severe weather events and other natural conditions such as flooding, drought, wildfires, extreme temperatures, and sea level rise, and (ii) transition activities, including efforts to reduce GHG emissions or otherwise mitigate exposure to transition risks.

The Company's management reviewed all material events through June 30, 2025 the date our semi-annual period ended. By this date we have the assets that directly and indirectly influenced on environmental. We indicated risks, include climate related risks in Risk Factors portion form in our Preliminary Offering Circular dated March 24, 2023.

Item 4. Exhibits

Exhibit No.	Description
3.1	Articles of Incorporation Previously filed with our Preliminary Offering Circular filed with the SEC on March 24, 2023
3.2	Bylaws Previously filed with our Preliminary Offering Circular filed with the SEC on March 24, 2023
12	Legal Opinion, to be filed by amendment Previously filed with our Preliminary Offering Circular filed with the SEC on March 24, 2023
23.1	AUDIT REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM filed with our ANNUAL REPORT PURSUANT TO REGULATION A dated April 24, 2025 and filed with the SEC on April 25, 2025
23.2	Consent of counsel, included in Exhibit 12 Previously filed with our Preliminary Offering Circular filed with the SEC on March 24, 2023
4.1	Subscription Agreement Previously filed with Preliminary Offering filed with the SEC on 3/24/2023.
4.2	Trade Mark, was previously filed with our semiannual report filed with the SEC on 08/14/2024

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Almco Plumbing, Inc.

By /s/ Vladyslav Khorenko
Vladyslav Khorenko, CEO, CFO Date: September 29,2025

Pursuant to the requirements of Regulation A, this report has been signed below by the following per- sons on behalf of the issuer and in the capacities and on the dates indicated.

Name	Position

By/s/ Vladyslav Khorenko
Vladyslav Khorenko CEO, CFO Date: September 29, 2025	Director, Chief Executive Officer, Principal Financial Officer and Principal Accounting Officer

Name	Position

/s/ Vladyslav Khorenko
Vladyslav Khorenko CEO, CFO Date: September 29, 2025	Director, Chief Executive Officer, Principal Financial Officer and Principal Accounting Officer